UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

GolfSuites 1, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2738 Falkenburg Road S. Riverview, Florida	33578
(Address of principal executive offices)	(Zip code)

(813) 621-5000

(Registrant’s telephone number, including area code)

Class A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “GolfSuites 1,” “we,” “us, “our” or “the company” refers to GolfSuites 1, Inc., a Delaware corporation.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six months ended June 30, 2019 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2019.

Overview

GolfSuites 1 is an early stage hospitality and entertainment company devoted to the development and operation of a golf driving range and entertainment centers in the Midwestern sector of the United States. The company will purchase the land and manage the zoning, entitlement, design, construction and operation of the planned facilities.

The company anticipates that its revenues will come from the following activities:

·	individual and corporate membership sales,
·	food and beverage sales,
·	coaching and instruction services,
·	suite rentals,
·	retail sales,
·	sponsorships, advertising and naming rights and
·	contest and qualifier fees and ticket purchases

The company will collect revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made. Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

The company was incorporated on October 25, 2018. For the six-month period ended June 30, 2019, we have had no operations and no revenues.

Total operating expenses for the six-month period ended June 30, 2019 were $21,199. $12,916 was spent on advertising and marketing and $8,283 was spent on general and administrative costs.

As a result of the foregoing, the company generated a net loss of $21,199.

Monthly Operating Expenses

Currently, pursuant to the Management Services Agreement dated January 17, 2019, KGEM Golf, Inc. (“KGEM”) pays the operating expenses of GolfSuites 1. The company anticipates that in the coming months the burn rate for operating expenses will be approximately $175,000 per month: approximately $120,000 will be spent on salaries, $20,000 will be spent on employee benefits and taxes, and $35,000 will be spent on other general and administrative costs. KGEM will not be reimbursed for these aforementioned expenses until KGEM determines, in its sole discretion, that the company has raised sufficient capital in its current offering under Regulation A.

GolfSuites 1 intends to begin repayment to KGEM of all of its accrued monthly operating expenses dependent upon the results of its offering. All accrued operating expenses will be compounded annually at an interest rate of 8%.

All monthly expenses will be reported quarterly. Monthly operating expenses include the following:

·	salaries and benefits,
·	compensation to contractors,
·	expenses related to local marketing, promotion and public relations,
·	travel,
·	legal and accounting, and
·	insurance and technology.

Celebrity Fees, etc.

In the event KGEM pays fees to celebrities, sports professionals and other similarly situated individuals, those fees will be charged to the subsidiaries at cost, without markup, using the same expense allocation method.

Liquidity and Capital Resources

As of June 30, 2019, the company’s cash on hand was $19,030. Currently, the company is not generating a profit. Accordingly, since inception GolfSuites 1 has relied upon the cash advances from its current shareholder KGEM and management. The company plans to continue to try to raise additional capital through additional offerings and mortgage financing. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

The company launched a Regulation A offering in May 2019. As of June 30, 2019, we have raised $29,000 from the sale of securities in that offering.

Indebtedness

On November 10, 2018, the company received $65,655 from KGEM, pursuant to a Promissory Note for working capital to cover expenses and costs while preparing for the securities offering. As of June 30, 2019, the total amount due to KGEM is $97,903.

Trends

We are still a development stage company and are working on raising enough capital to begin development on one our facilities. Once we raise enough capital there will still be a lead time of approximately two years prior to receiving revenues from the facility.

GolfSuites 1 intends to participate in the recreational sporting and entertainment facilities market. We believe this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites 1 will be competing for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, we are reliant on economic trends in the United States, and specifically in the Midwest where we intend to develop our facilities.

Item 2.

MSC Agreement

The company has entered into an agreement with MSC for project manager, technology and administrative services, effective July 15, 2019 (the “MSC Agreement”). The following costs are outlined in the MSC Agreement:

·	A technology and administration fee of $25 per investor, in cash, paid by the company when each investor deposits funds into the escrow account.
·	A cashless 10 year warrant to purchase 100 shares of KGEM common stock for $0.25 per share, per investor escrow account, the warrant calculations shall be capped at a maximum of 35,000 investors.
·	AML check fees between $2 and $6 per investor. AML fees will be dependent on the location of the investor.
·	A technology license fee of $300 per month.
·	Any applicable fees for fund transfers (ACH $2, check $5, debit card fees of approximately 2.5% as charged by debit card processor, wire $15 or $35 for international fund transfers).

This agreement supersedes an agreement between KGEM and MSC dated July 15, 2018.  GolfSuites 1 will reimburse KGEM $30,000 for its portion of the fee paid to MSC under that agreement. That amount is included in a promissory note dated November 10, 2018. In addition, pursuant to that agreement, MSC received a 10-year warrant to purchase shares of KGEM common stock with an exercise price of $0.25 per shares. The portion of the warrant attributable to our company is the right to purchase 120,000 shares of KGEM common stock.

The company intends to pay the cash fees from the proceeds of the offering. To the extent any future fees are paid by KGEM, GolfSuites 1 will reimburse KGEM for its portion of the fee to MSC in accordance with the MSC Agreement. All fees are due to MSC regardless of whether investors are rejected after AML checks or the success of the offering. The revised MSC agreement is attached as Exhibit 6.1 to this report.

KGEM Executives

The following individuals are new hires at KGEM:

Nicholas Flanagan

Nick Flanagan is the Chief Operating Officer of KGEM Golf, Inc. since July 1, 2019.  Nick is a 30 year veteran of major restaurant and retail branded companies. From 1989 to 2004 he served in various roles with Steak & Ale Restaurant Corp.  From 2004 to June 2019 Nick served in various roles at Cracker Barrel Old Country Store, Inc. (“Cracker Barrel”). Nick’s most recent role at Cracker Barrel was Senior Vice President of Restaurant & Retail Operations.  While in this role, he served on the company’s executive team. Nick graduated from the University of Central Florida in 1989 with a Bachelor of Business Administration degree.

Tom LaPlante

Tom LaPlante is the Chief Information Officer of KGEM Golf, Inc. since July 1, 2019.  Since February 2015 Tom has also served as a Managing Partner at Star Support and from April 2012 to February 2015. Tom served as the former Chief Information Officer of TopGolf. Tom brings more than 30 years of experience and a broad background in the fields of travel, hospitality, retail and entertainment.  Tom graduated from the University of Georgia with a Bachelor of Science.

Scott McCurry

Scott McCurry has been our Vice President of Operations since September 1, 2019. He is an Operations Executive with over 25 years of experience in the Hospitality and Entertainment Industry. Previously, Scott was the National Director of Operations for K1 Speed (September 2017 - September 2019) helping it grow in domestic and international size while adding food beverage to the brand while improving the guest experience. Before K1Speed, Scott was the National Director of Operations of Topgolf from February 2014 to September 2017.  Prior to that he was their Director of Operations, a position he held since July 2012. At Topgolf, he helped build the brand from six venues to over 40 venues each averaging $20 million in revenue a year.

Item 3.

GolfSuites 1, Inc.

(a Delaware corporation)

UNAUDITED Financial Statements

For the period of January 1, 2019 through June 30, 2019

Financial Statements

GolfSuites 1, Inc.

GOLFSUITES 1, INC.

BALANCE SHEET

As of June 30, 20198

See accompanying Notes to these Financial Statements

UNAUDITED – no assurance given

ASSETS
Current Assets:
Cash and cash equivalents	$19,030
Deferred offering costs	3,333
Total Current Assets	22,363

Property, Plant and Equipment, net	NONE

TOTAL ASSETS	$22,363

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current Liabilities:
Advances from founders	97,903
Total Current Liabilities	97,903

Non-current Liabilities:
None	0

TOTAL LIABILITIES	97,903

Shareholders’ Equity:
Common stock, Class A: 132,000,000 authorized, $0.00001 par, 0 shares issued and outstanding	0
Common stock, Class B: 18,000,000 authorized, $0.00001 par, 18,000,000 shares issued and outstanding	180
Preferred stock, Class A: 10,000,000 authorized, 5,800 issued and outstanding	29,000
Preferred stock, other: 40,000,000 authorized, 0 issued and outstanding	0
Retained earnings, net of distributions	(75,720)
Total Stockholder’s Equity	(75,540)

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$22,363

GOLFSUITES 1, INC.

STATEMENT OF OPERATIONS

For the period of January 1, 2019 to June 30, 2019

See accompanying Notes to these Financial Statements

UNAUDITED – no assurance given

2019
Revenues	$0
Cost of revenues	0
Gross Profit (Loss)	0

Operating Expenses:
Advertising and Marketing	12,916
General and administrative	8,283
Total Operating Expenses	21,199

Operating Income	(21,199)

Provision for Income Taxes	0

Net Income	(21,199)

GOLFSUITES 1, INC.

STATEMENT OF STOCKHOLDER’S EQUITY

For the period of January 1, 2019 to June 30, 2019

See accompanying Notes to these Financial Statements

UNAUDITED – no assurance given

	Class B Common Stock		Class A Preferred Stock		Accumulated Earnings/	Total Stockholders’ Equity
	Shares	Value	Shares	Value	(Deficit)	(Deficit)
As of January 1, 2019	18,000,000	$180	0	$0	$(83,521)	$(83,341)
Preferred share offering			5,800	29,000		29,000
January-June 2019
Net Income/(Loss)					(21,199)	(21,199)
Balance as of June 30, 2019	18,000,000	$180	5,800	29,000	$(104,720)	$(75,540)

GOLFSUITES 1, INC.

STATEMENT OF CASH FLOWS

For the period of January 1, 2019 to June 30, 2019

See accompanying Notes to these Financial Statements

UNAUDITED – no assurance given

Cash Flows from Operating Activities
Net Income	$(21,199)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
None	0
Net Cash Used in Operating Activities	(21,199)

Cash Flows from Investing Activities
None
Net Cash Used in Investing Activities	0

Cash Flows from Financing Activities
Proceeds from preferred stock issuance	29,000
Advances from founders	11,049
Net Cash Provided by Financing Activities	40,049

Net Change In Cash and Cash Equivalents	18,850

Cash and Cash Equivalents at Beginning of Period	180
Cash and Cash Equivalents at End of Period	$19,030

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$0
Cash paid for income taxes	0

GOLFSUITES 1, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2019
UNAUDITED – no assurance given

NOTE 1 – NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) is an early stage company devoted to devoted to the development and operation of golf driving range and entertainment centers in the midwestern sector of the United States. The Company will operate under the brand GOLFSUITES. The Company will oversee the acquisition of land, zoning, entitlement, design, construction and operation of the planned facilities.

The Company incorporated in 2018 in the state of Delaware as KGEM Golf Midwest Inc. and changed its name in January 2019.

Since Inception, the Company has relied on advances from its current shareholder(s) to fund its operations. As of June 30, 2019, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a securities offering campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has selected December 31 as the year end as the basis for its reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2019, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company’s checking account. As of June 30, 2019, the Company had $19,030 in a corporate checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2019, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. As of June 30, 2019, the Company had recorded no depreciation.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2019, the Company had no fixed assets.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10.  The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively. As of June 30, 2019, the Company had recorded a balance of deferred offering costs of $3,333.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2019, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).” ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has only incurred costs of its start-up operations and capital raising. As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

NOTE 5 – EQUITY

As of December 31, 2018, the Company had authorized 200,000,000 shares of common stock, of which, 18,000,000 shares had been issued to its parent company, at par, in exchange for $180. In January 2019, the Company underwent a recapitalization of its share structure.

The Company converted the 18,000,000 shares of common stock into 18,000,000 shares of Class B Common Stock (which are still held by the Company’s parent).

Additionally, the Company has authorized 132,000,000 shares of Class A Common Stock and 50,000,000 shares of preferred stock, of which 10,000,000 shares are designated as Class A Preferred Stock which is convertible into Class A Common Stock.  During a securities offering in 2019, the Company had sold 5,800 shares of Class A Preferred Stock for $29,000.  The company intends to offer and sell up to a total of 10,000,000 shares of Class A Preferred Stock as part of a Regulation A securities offering (discussed more below).

Class A Common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B Common stockholders. Class B Common stockholders have five votes per share and shares of Class B Common Stock can be converted into shares of Class A Common Stock at the option of the holder. Class A Preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A Preferred Stock can be converted into shares of Class A Common Stock at the option of the holder and shares will automatically converted in the event of a qualified public offering, as defined in the Certificate of Incorporation, as amended.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has limited operating history. The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related Party Transactions

The Company has received working capital to cover expenses and costs while preparing for the securities offering from parent company in the amount of $97,903 as of the balance sheet date. The balance of these covered costs are recorded as a liability of the Company. This amount does not have a fixed maturity or stated interest rate.

The Company has also agreed to pay its parent company, KGEM Golf, $175,000 per month for shared business service and associated operating overhead charges. As of June 30, 2019, however, the parent company has not charged for these operating costs and only the direct costs of the Company’s securities offering have been allocated to the Company. The parent company may begin to charge the monthly overhead in the future and at that time, the Company will begin to accrue those costs.

As these are agreements between related parties, there is no guarantee that these rates or costs are commensurate with an arm’s-length arrangement.

NOTE 8 – SUBSEQUENT EVENTS

Securities Offering

The Company is offering up to a total of 10,000,000 shares of Class A Preferred Stock in a securities offering planned to be exempt from SEC registration under Regulation A, tier 2. The Company received qualification from the US Securities and Exchange Commission to proceed with the offering in May 2019. The Company has engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.

As of June 30, 2019, the Company had sold 5,800 shares of Class A Preferred Stock for $29,000. As of September 15, 2019, the Company had sold an additional 14,700 shares of Class A Preferred Stock in exchange for $73,500. Fees associated with the funds raised in this offering through September 15, 2019 total $2,492. The fees of the securities offering will be recorded against the capital raised in the period incurred.

Management’s Evaluation

Management has evaluated subsequent events through September 26, 2019, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (2)
2.3	Amended and Restated Certificate of Incorporation (3)
2.4	Bylaws (4)
4	Form of Subscription Agreement (5)
6.1	Reg A+ Engagement Agreement with Manhattan Street Capital dated July 15, 2019
6.2	Management Services Agreement between GolfSuites 1, Inc. and KGEM Golf, Inc. dated January 17, 2019 (6)
6.3	Promissory Note with KGEM Golf, Inc. dated November 10, 2018 (7)
6.4	Membership Unit Purchase Agreement in KGE, LLC dated January 4, 2018 (Kyle Morris) (8)
6.5	Addendum to Agreement Between KGEM Golf, Inc. and Kyle Morris dated December 24, 2018 (9)
6.6	License Agreement between KGEM Golf, Inc. and Kyle Morris dated February 15, 2019 (10)
6.7	Consulting Agreement between KGEM Golf, Inc. and Kyle Morris dated February 15, 2019 (11)
6.8	Sageworks Capital, LLC Broker-Dealer Agreement and Interface Proposal dated March 28, 2019 (12)
8	Escrow Services Agreement (13)

(1)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419016032/tv517039_ex2-1.htm
(2)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419012509/tv515408_ex2-1.htm
(3)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex2-1.htm
(4)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex2-2.htm
(5)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419019744/tv518939_ex4.htm
(6)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex6-2.htm
(7)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex6-3.htm
(8)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex6-4.htm
(9)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419002943/tv511546_ex6-5.htm
(10)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419012509/tv515408_ex6-6.htm
(11)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419012509/tv515408_ex6-7.htm
(12)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419018519/tv517995_ex6-8.htm
(13)	Filed as an exhibit to the GolfSuites 1, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10938) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1765347/000114420419012509/tv515408_ex8.htm

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on September 30, 2019.

GolfSuites 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of GolfSuites 1, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

s/ Gerald Ellenburg

Gerald Ellenburg, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

Date: September 30, 2019